HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

harttrinen@aol.com

(303) 839-0061

Fax: (303) 839-5414

January 25, 2023

Evan Ewing

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GeoSolar Technologies, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 4

Filed January 25, 2023

File No. 024-11859

This office represents GeoSolar Technologies, Inc. (the “Company”). Post-Qualification Amendment No. 4 has been filed with the Commission. The following are the Company’s responses to the comments received from the staff by letter dated January 25, 2023. The numbers below correspond to the paragraph numbers in the staff’s comment letter.

Page No.
1.	Comment complied with.	Cover Page
2

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart